Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 13 DATED FEBRUARY 5, 2021
TO THE PROSPECTUS DATED APRIL 29, 2020

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2020, as supplemented by Supplement No. 1 dated May 5, 2020, Supplement No. 2 dated May 21, 2020, Supplement No. 3 dated June 2, 2020, Supplement No. 4 dated July 8, 2020, Supplement No. 5 dated August 5, 2020, Supplement No. 6 dated August 18, 2020, Supplement No. 7 dated September 2, 2020, Supplement No. 8 dated October 6, 2020, Supplement No. 9 dated November 5, 2020, Supplement No. 10 dated November 17, 2020, Supplement No. 11 dated December 2, 2020 and Supplement No. 12 dated January 6, 2021. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value, or NAV, per share for our common stock for the month of January 2021;
•updates on the impact of COVID-19 on our operations;
•an update to the "Suitability Standards" section of our prospectus; and
•an update to the "Risk Factors" section of our prospectus.

Historical NAV per Share

The following table sets forth the NAV per share for the Class A, Class I, Class T, Class D and Class N shares of our common stock on each business day for the month of January 2021. There were no Class S, Class M-I or Class T2 shares of our common stock outstanding during this period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share	NAV per Class D Share*	NAV per Class N Share**
January 4, 2021	$14.27	$14.36	$14.31	$14.34	$14.31
January 5, 2021	$14.27	$14.36	$14.31	$14.34	$14.31
January 6, 2021	$14.28	$14.37	$14.32	$14.35	$14.32
January 7, 2021	$14.28	$14.37	$14.32	$14.34	$14.32
January 8, 2021	$14.29	$14.38	$14.33	$14.36	$14.33
January 11, 2021	$14.27	$14.36	$14.31	$14.34	$14.31
January 12, 2021	$14.28	$14.36	$14.31	$14.34	$14.31
January 13, 2021	$14.30	$14.38	$14.33	$14.36	$14.33
January 14, 2021	$14.30	$14.39	$14.34	$14.37	$14.34
January 15, 2021	$14.32	$14.40	$14.35	$14.38	$14.35
January 19, 2021	$14.31	$14.40	$14.35	$14.37	$14.34
January 20, 2021	$14.34	$14.42	$14.37	$14.40	$14.37
January 21, 2021	$14.33	$14.42	$14.37	$14.39	$14.37
January 22, 2021	$14.34	$14.42	$14.37	$14.40	$14.37
January 25, 2021	$14.34	$14.42	$14.38	$14.40	$14.37
January 26, 2021	$14.35	$14.43	$14.38	$14.41	$14.38
January 27, 2021	$14.40	$14.48	$14.44	$14.46	$14.43
January 28, 2021	$14.41	$14.50	$14.45	$14.47	$14.45
January 29, 2021	$14.40	$14.48	$14.43	$14.46	$14.43
*Class D shares are currently being offered pursuant to a private placement offering.
**Class N shares are not available for purchase except through our distribution reinvestment plan.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined.

Impact of COVID-19

The coronavirus (COVID-19) pandemic has had, and is expected to continue to have, a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. While certain economies have exhibited growth of late when compared to earlier months of 2020, the amount of economic recovery will continue to be impacted by reductions and restrictions in economic activity resulting from increased coronavirus cases. We are closely monitoring the impact of the coronavirus pandemic on all aspects of our investments and operations, including how it will impact our tenants and business partners. While we have not incurred significant disruptions in our operations from the coronavirus since it began in March 2020, the extent to which the coronavirus impacts our investments and operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence. These developments include the duration of the outbreak, the impact of government stimulus, new information that may emerge concerning the severity of the coronavirus, and actions taken by federal, state and local agencies as well as the general public to contain the coronavirus or treat its impact, including vaccination efforts globally, among others. During January 2021, our NAV per share increased approximately 0.5% for each share class. This increase is primarily attributable to a 0.4% increase in the overall value of our real estate property portfolio complemented by a 1.1% increase in the value of our real estate equity securities portfolio.

During this pandemic, we have been actively engaged with our independent valuation advisor, providing frequent updates regarding our rent collections and other factors about our properties. As a result of the coronavirus pandemic and based on available information, the values of certain of our properties have been adjusted downward since late March 2020 as determined by our independent valuation advisor or other independent appraisers. These valuation changes were driven by changing property cash flows based on our collections, increased projected credit losses, extended lease-up times for currently vacant spaces, increased discount rates and reduced market rent growth rates. Offsetting these declines, certain of our properties have recovered in value or have increased in value since mid-March 2020 due to revisions to market rents and discount rates based on recent activity at the properties or in the local market, or to new leasing activity at the property or reduced collection loss assumptions based on recent collection activity. In accordance with our valuation policies as approved by our board of directors, these changes in value are integrated into our NAV as soon as they are made available to us.

Our property portfolio is diversified across the four primary sectors of commercial real estate: office, industrial, retail and apartment. Among these four sectors, retail is widely expected to be the sector that will be most impacted by the coronavirus pandemic. The retail properties we own are grocery-anchored and contain a number of tenants that are considered essential and thus our retail properties are potentially more resilient that other subsectors within retail.

As the economy progresses through the pandemic, we have continued to seek and collect unpaid rents. Our entire property portfolio remains stable with collections of approximately 99% of our contractual rental revenues for January 2021. Collections for January 2021, with end of month occupancy, by property type, are as follows:

•Office – 94% occupied and 100.0% collected
•Industrial – 100% occupied and 100.0% collected
•Retail – 97% occupied and 97.4% collected
•Apartment – 99.7% occupied and 99.4% collected

Our commercial properties (office, industrial and retail) are occupied by a diverse mix of tenants. As of January 31, 2021, our weighted average remaining lease term for our commercial properties was 4.7 years. With respect to our commercial and residential tenants who have been affected by COVID-19 and who did not pay rent, we continue to work with them to recoup such rent and bring their leases current. During the month of January 2021, we entered into one additional agreement with a tenant that included abatement or deferral of rent. From the beginning of the pandemic through January 31, 2021, we entered into agreements with seven of our tenants that included abatement of rent amounting to approximately 0.1% of the annual contractual rent for the entire property portfolio, and deferral of rent amounting to approximately 1.1% of the annual contractual rent for the entire property portfolio. For tenants with whom we have agreed to deferral of past due rent, such deferred rent is scheduled to be fully paid by July 2021, and all such deferred rent that has become due under the deferral agreements as of January 31, 2021 has been paid.

Update to "Suitability Standards"

The last paragraph of the “Suitability Standards” section of the prospectus is replaced with the following:

On June 5, 2019, the SEC adopted Regulation Best Interest, which establishes a new standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that enhances the standard beyond suitability. Broker-dealers must comply with Regulation Best Interest commencing June 30, 2020. Regulation Best Interest includes the general obligation that broker-dealers shall act in the “best interest” of retail customers in making any recommendation of any securities transaction or investment strategy, without putting the financial or other interests of the broker-dealer ahead of the retail customer. The general obligation can be satisfied by the broker-dealer’s compliance with four specified component obligations: (i) provide certain required disclosure before or at the time of the recommendation, about the recommendation and the relationship between the broker-dealer and the retail customer; (ii) exercise reasonable diligence, care, and skill in making the recommendation; (iii) establish, maintain, and enforce written policies and procedures reasonably designed to address conflicts of interest; and (iv) establish, maintain, and enforce written policies and procedures reasonably designed to achieve compliance with Regulation Best Interest. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonably available alternatives in the best interests of their clients. There are likely alternatives to us that are reasonably available to you, through your broker or otherwise, and those alternatives may be less costly or have a lower investment risk. Under Regulation Best Interest, broker-dealers participating in the offering must consider such alternatives in the best interests of their clients. Like existing suitability obligations, the component obligations of Regulation Best Interest contain a quantitative standard. Such quantitative standard may be more or less restrictive pursuant to Regulation Best Interest than under the suitability standard. In addition, broker-dealers are required to provide retail investors a brief relationship summary, or Form CRS, that summarizes for the investor key information about the broker-dealer. Form CRS is different from this prospectus, which contains information regarding this offering and our company. The impact of Regulation Best Interest on broker-dealers cannot be determined at this time as no administrative or case law exists under Regulation Best Interest and the full scope of its applicability is uncertain.

Update to "Risk Factors"

The risk factor entitled “Compliance with the SEC’s Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in this offering, which would harm our ability to achieve our investment objectives” is replaced with the following:

Compliance with the SEC’s Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in this offering, which would harm our ability to achieve our investment objectives.

Commencing June 30, 2020, broker-dealers must comply with Regulation Best Interest, which, among other requirements, establishes a new standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonably available alternatives in the best interests of their clients. There are likely alternatives to us that are reasonably available to you, through your broker or otherwise, and those alternatives may be less costly or have a lower investment risk. Under Regulation Best Interest, broker-dealers participating in the offering must consider such alternatives in the best interests of their clients. The impact of Regulation Best Interest on participating dealers cannot be determined at this time, and it may negatively impact whether participating dealers and their associated persons recommend this offering to certain retail customers. If Regulation Best Interest reduces our ability to raise capital in this offering, it would harm our ability to create a diversified portfolio of investments and ability to achieve our investment objectives.